UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

                                                                          [Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING HELD ON JUNE 03, 2013

DATE, TIME, AND PLACE: June 03, 2013, at 4:00 p.m., at the Auditorium of  Banco Santander (Brasil) S.A.´s main place of business (“Banco Santander” or “Company”), at Avenida Presidente Juscelino Kubitschek, nº 2235 – 1st mezzanine, Vila Olímpia – São Paulo – SP.

ATTENDANCE: (i) Shareholders representing more than ninety three per cent (93%) of the voting capital of Banco Santander, as verified by the signatures apposed on the Shareholders’ Attendance Book.

BOARD: Chairman: Mr. Marco Antônio Martins de Araújo Filho; Secretary: Mr. Mauro Eduardo Guizeline.

CALL AND LEGAL PUBLICATIONS: (1) Call Notice published in the Brazilian State Gazette (“DOESP”), in editions of May 01, 03 and 04, 2013, and in the newspaper “Valor Econômico”, in editions of May 02, 03 and 06, 2013.

AGENDA: (a)  To conduct Mr. Marcial Angel Portela Alvarez, current Vice-President of the Company’s Board of Directors, to the position of President of the Company’s Board of Directors; (b)  To conduct Mr. Celso Clemente Giacometti, current President of the Company’s Board of Directors, to the position of Vice-President of the Company’s Board of Directors; (c)  To elect Mr. Jesús Maria Zabalza Lotina as member of the Company’s Board of Directors; due to the deliberated in the itens above (d)  To confirm the composition of the Company’s Board of Directors; and (e)  To approve the proposal of grant of “Deferred Bonus Plans” related to 2013, for officers, managerial employees and other employees of the Company and of companies under its control, as approved by the Company’s Board of Directors, at the meeting held on April 24th, 2013.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the matters to be approved in the Ordinary and Extraordinary Shareholders Meeting was dismissed, considering that are entirely knew by the shareholders and were disclosed on website www.cvm.gov.br  on April 30, 2013, as per Instruction CVM nº 481, of December 17, 2009, of the Brazilian Securities and Exchange Commission - CVM; (2) The declarations of votes, objections and dissidences eventually submitted shall be numbered, received and certified by the Board, and shall remain on file at the Company’s main place of business, pursuant to article 130, paragraph 1º, of Law 6,404/76; and (3) Authorized the drafting of these minutes in an abridged form, and its publishing without the signatures of the totality of the shareholders, pursuant to article 130, paragraphs 1º and 2º, of Law 6,404/76, respectively.

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RESOLUTIONS: Following the discussions related to the matters of the Agenda, the attending shareholders of the Company representing more than seventy five per cent (75%) of the voting capital, resolved to:

(a)               TO CONDUCT the current Vice-President of the Company’s Board of Directors, Mr. Marcial Angel Portela Alvarez, to the position of President of the Company’s Board of Directors, with term of office until the Ordinary Shareholders Meeting  to be held in 2015, who will stand on this position, in order to keep the good practice of the Corporate Governance, until the investiture of Mr. Jesús Maria Zabalza Lotina, as President Officer of the Company, as soon as the “Instrument of Investiture” is signed by him on the Book of Minutes of the Board of Executive Officers Meeting, whose election was deliberated on the Company’s Board of Directors Meeting held on April 24, 2013;

(b)               TO CONDUCT Mr. Celso Clemente Giacometti, current President of the Company’s Board of Directors, to the position of Vice-President of the Company’s Board of Directors, with term of office until the Ordinary Shareholders Meeting  to be held in 2015, who will stand on this position, in order to keep the good practice of the Corporate Governance, until the investiture of Mr. Jesús Maria Zabalza Lotina, as President Officer of the Company as soon as the “Instrument of Investiture” is signed by him on the Book of Minutes of the Board of Executive Officers Meeting, whose election was deliberated on the Company’s Board of Directors Meeting held on April 24, 2013;

(c)               TO ELECT, for a complementary term of office, which will be effective until the Ordinary Shareholders Meeting to be held in 2015, as member of the Company’s Board of Directors, Mr. Jesús Maria Zabalza Lotina, Spanish citizen, married, engineer, bearer the Passport # AAG026463, resident and domiciled in São Paulo, capital of the State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo. It was consigned in this Minutes that as per statements presented to the Company, the members of the Board of Directors hereby elected (i) are not involved in any criminal offense that would prevent them from performing business activities, particularly those under Paragraphs 1º and 2º, of article 147, of Brazilian Corporate Law, (ii) comply with the requirements established in Resolution # 3,041, of 11.28.2002, of the Brazilian National Monetary Council; and (iii) shall only be installed in the positions for which they were elected after the confirmation of their election by the Central Bank of Brazil, and upon the declaration under Art. 2 of Instruction # 367, of May 29, 2002, of the Brazilian Securities & Exchange Commission;

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(d)              Due to the deliberated in the items above, TO CONFIRM the composition of the Company’s Board of Directors, after the investiture date of Mr. Jesús Maria Zabalza Lotina, as President Officer of the Company,with term of office until the Company’s Shareholders Meeting in 2015, as follow: Chairman of the Board of Directors: Mr. Marcial Angel Portela Alvarez (RNE V196033-G – CPF/MF # 809.357.880-34), a Spanish citizen, married, executive, resident and domiciled in the city of São Paulo - SP, with business address at Pereda Building– level 1, 28660, Boadilla del Monte, Madrid, Spain; Vice-Chairman of the Board of Directors: Mr.  Celso Clemente Giacometti(RG # 3.179.758-1 SSP/SP – CPF/MF # 029.303.408-78), a Brazilian citizen, married, business administrator, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Vereador José Diniz, nº 3725 – 6ofloor, São Paulo - SP; and Directors: Mr. Conrado Engel, (Id Card #12849016-7 SSP/SC, CPF/MF # 025.984.758-52), Brazilian citizen, married, engineer, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo – SP; Mr. Jesús Maria Zabalza Lotina, Spanish citizen, married, engineer, bearer the Passport # AAG026463, resident and domiciled in São Paulo, capital of the State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo;Mr.José Antonio Alvarez Alvarez(Id Card # A1005039400 - Passport # AA261236), a Spanish citizen, married, executive, resident and domiciled in Madrid, Spain, with business address at Edifício Pereda – planta 1ª, 28660, Boadilla del Monte, Madrid, Spain; Mr. José Manuel Tejón Borrajo, (Id Card # AO138454500, Passport # AAA117365), a Spanish citizen, married, economist, resident and domiciled in Madrid, Spain, with business address at Edifício Pereda – planta 1ª, 28660, Boadilla del Monte, Madrid, Spain;Mr. José de Paiva Ferreira (RNE # W274948-B - CPF/MF # 007.805.468-06), a Portuguese citizen, married, administrator, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo – SP;Mr. José Roberto Mendonça de Barros (Id Card #  2.965.578-X SSP/SP– CPF/MF # 005.761.408-30), a Brazilian citizen, married, economist, resident and domiciled in the city of São Paulo - SP, with business address at Av. Brigadeiro Faria Lima, 1739, 5ofloor, São Paulo - SP; Mrs. Marília Artimonte Rocca (Id Card # 24.938.902-2 SSP/SP - CPF/MF # 252.935.048-51), Brazilian citizen, judicial separated, businesswoman, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo – SP; and Mrs. Viviane Senna Lalli (Id Card # 7.538.713-X SSP/SP – CPF/MF # 077.538.178-09), a Brazilian citizen, widow, businesswoman, resident and domiciled in the city of São Paulo - SP, with business address at Rua Dr. Olavo Egídio, 287 – 16ofloor, São Paulo - SP, being the last three and Mr Celso Clemente Giacometti considered Independent Directors, as defined in Paragraph 3º of article 14 of the By-laws; and

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(e)               TO APPROVE the proposal of grant of “Deferred Bonus Plans” related to 2013, for officers, managerial employees and other employees of the Company and of companies under its control, as approved by the Company’s Board of Directors, at the meeting held on April 24th, 2013.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the Chairman, the Secretary and by the controlling shareholders. São Paulo, June 03, 2013.  BOARD: Mr. Marco Antônio Martins de Araújo Filho – Chairman; Mauro Eduardo Guizeline – Secretary. Shareholders: GRUPO EMPRESARIAL SANTANDER, S.L. – Beatriz Arruda Outeiro – attorney-in-fact; STERREBEECK, B.V. – Beatriz Arruda Outeiro – attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in Minutes of the Shareholders Meeting Book of the Company.

Marco Antônio Martins de Araújo Filho

Chairman

Mauro Eduardo Guizeline

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 3, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer